

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2016

Via E-mail
Mr. Alex Zuoli Xu
Chief Financial Officer
Qihoo 360 Technology Co. Ltd.
3/F, Building #2, 6 Jiuxianqiao Road
Chaoyang District, Beijing 100015
People's Republic of China

> **Re: Qihoo 360 Technology Co. Ltd.**
> **Schedule 13E-3**
> **Filed January 11, 2016 by Qihoo 360 Technology Co. Ltd., Tianjin Qixin**
> **Zhicheng Technology Co., Ltd., Tianjin Qixin Tongda Technology Co., Ltd.,**
> **True Thrive Limited, New Summit Limited, Hongyi Zhou, Global Village**
> **Associates Limited, Xiangdong Qi and Young Vision Group Limited**
> **File No. 005-86515**

Dear Mr. Xu:

We have reviewed your filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note that the Equity Investors along with The Parent Parties and the Founder Securityholders are collectively referred to as the "Buyer Group" and that each of the Equity Investors has entered into an Equity Commitment Letter under which they are committed to make certain equity contributions to Holdco and to Parent for purposes of financing the transaction. As such, since the Equity Investors appear to be engaged, directly or indirectly, in the going private transaction, please add the Equity Investors

identified in Exhibit B to the Merger Agreement as filing persons on the cover page of Schedule 13E-3 or explain why such individuals are not required to be named as such. For guidance, refer to the Division of Corporation Finance's Compliance & Disclosure Interpretations 201.05, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

2. We note the disclosure that Sequoia Capital China UR Holdings Limited, Neil Nanpeng Shen, and Trustbridge Partners III, L.P. are affiliated with the Buyer Group and that the shares of the Company held by such entities are expected to be voted with the Buyer Group in favor of the authorization and approval of the Merger Agreement. Please add these persons as filing persons on the cover page of Schedule 13E-3 or explain why such individuals are not required to be named as such.

3. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

4. The second to last sentence of the narrative in the section titled "Introduction" indicates that "[n]o Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." The use of such a disclaimer is inconsistent with the attestation that must accompany each filing person's signature on the Schedule 13E-3. Each filing person must certify that, to the best of their knowledge and belief, the information set forth in the schedule is true, complete and correct. See Exchange Act Rule 13e-100. Please revise to delete the reference.

5. Revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company or of any other filing person within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons.

Preliminary Proxy Statement on Schedule 14A

6. Please revise the last paragraph of page vi to use bold text for the statement indicating that "Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger…"

7. Please clarify in the second paragraph of the cover letter that the Merger Agreement will effect a sale of the company to corporate insiders. The use of defined terms, such as "Merger Sub," "Holdco," "Parent," and "Midco" obscures this critical factor.

Special Factors

Background of the Merger, page 29

8. Please revise to briefly describe the discussions between the Chairman, Mr. Xiangdong Qi, CITIC Securities Co. Ltd and Mr. Shen that occurred between late-May 2015 and mid-June 2015.

9. Please clarify the reason Dr. Chen was appointed chairman of the special committee.

10. Please disclose the basis for the special committee's determination that J.P. Morgan's prior relationship with CITIC Securities did not create a conflict of interest with respect to assisting the special committee in conducting its review of the proposed transaction.

11. Please revise to disclose the specific date and reasons the Buyer Group decided to retain Huatai United Securities Co., Ltd. as its financial advisor.

12. Please disclose what actions, if any, the special committee has taken to solicit alternative offers under the go-shop provision of the merger agreement. Please provide corresponding disclosure in the "Alternatives to the Merger" section on page 66.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 41

13. Please disclose any transaction alternatives considered, aside from the possibility of continuing to operate the Company as an independent publicly traded company, and the reason(s) for their rejection. See Item 1013(b) of Regulation M-A. If no alternatives were considered, so state, and explain why.

14. It appears that many of the factors cited in support of the transaction have existed for some time and should have been reasonably foreseeable prior to the company's initial public offering in 2011. Please revise to provide expanded disclosure regarding the reasons behind each filing persons' choice to engage in the transaction at this time as opposed to any other time in the Company's public company history. Refer to Item 1013(c) of Regulation M-A.

15. To the extent possible, please quantify the increased costs for regulatory compliance for public companies.

Position of the Buyer Group as to the Fairness of the Merger, page 47

16. With respect to each factor considered in assessing fairness, please state whether, and to what extent, a filing person believes that the factor supported or detracted from its conclusion that the transaction is fair to unaffiliated security holders.

17. Please tell us why you believe the reduction in regulatory compliance costs and disclosure requirements impact the substantive and procedural fairness of the transaction to the unaffiliated shareholders when these benefits will only accrue to the Buyer Group.

18. Please revise to clarify how the Buyer Group determined that the transaction is fair to the unaffiliated shareholders on the basis that the approval of only 5.1% of the unaffiliated shareholders is required to approve the transaction. In this respect, please discuss the absence of any procedural safeguards such as the "majority of the minority" vote condition discussed during negotiations between the Buyers and the Company.

19. Please revise to clarify whether the Buyer Group has adopted the analysis of the financial advisor as its own.

20. Please disclose whether the Buyer Group believes the liquidation value of the company would be greater than or less than the going concern value.

21. Please revise the discussion to include an analysis of the extent to which the filing persons' considered the fact that ADS holders will not have the right to exercise dissenter's rights and receive payment of the fair value of the shares underlying their ADS and what impact the lack of dissenter's rights had on filing persons' fairness determination.

22. Please revise the discussion to include an analysis of the extent to which the filing persons' beliefs are based on the factors described in paragraphs (c), (d) and (e) of Item 1014 of Regulation M-A. To the extent that any factor was not considered, or was considered but given little weight, please explain why.

Certain Financial Projections, page 51

23. We note the statement that the financial projections are summarized. Please revise to disclose the full projections, including all preliminary and final projections.

24. Please revise to identify the "numerous assumptions and estimates as to future events made by the Company's management" in preparing the disclosed financial projections.

> Your revised disclosure should summarize the material assumptions underlying any limitations upon the projected figures disclosed.

Opinion of the Special Committee's Financial Advisor, page 53

25. Please identify the certain U.S. listed Chinese take-private transactions and explain why the features of these transactions were reviewed solely for informational purposes.

26. Please revise to further describe the terms of the discretionary fee payable to your financial advisor including, for example, the maximum amount of such fee.

Primary Benefits and Detriments of the Merger, page 61

27. See our comment above. Please quantify the cost savings associated with bypassing public reporting and securities law compliance. In addition, revise to indicate that affiliated and any other continuing security holders will become the direct or indirect beneficiaries of such savings on a recurring basis. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Financing of the Merger, page 67

28. Please disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. See Item 1007(b) of Regulation M-A.

Equity Financing, page 67

29. We note your disclosure that each of the Equity Investors has committed to make a contribution to Holdco "in an aggregate amount of the RMB equivalent of $3,116.0 billion" and a contribution to Parent "in an aggregate amount of the RMB equivalent of $3,200.0 billion." As written, this disclosure suggests that the Equity Investors will make contribution of the RMB equivalent of trillions of dollars. Please revise accordingly.

Where You Can Find More Information, page 125

30. Please remove the statement that each statement in the proxy relating to a contract or document filed as an exhibit is qualified in its entirety by the exhibit filed. If any disclosure in the prospectus is not an accurate summary of such contract or document please revise accordingly.

Annex C: Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor

31. We note the disclaimer by Financial Advisor relating to information furnished by the company to the Financial Advisor. While it may be acceptable to include qualifying

language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, Bryan Pitko, Attorney Advisor, at (202) 551-3203 or, in their absence, the undersigned at (202) 551-3263 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP